UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            _______________________

                      HARBORSIDE HEALTHCARE CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  411614-10 0
                                (CUSIP Number)
                            _______________________

                               SCOTT D. SPELFOGEL
                              470 ATLANTIC AVENUE
                          BOSTON, MASSACHUSETTS 02210
                           TEL. NO.: (617) 423-2233
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                 JUNE 14, 1996
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check  the  following  box  if  a  fee  is  being   paid   with  the  statement
[x].




                                   Page 1 of 8 Pages

                                   SCHEDULE 13D

CUSIP NO. 411614-10 0                                          Page 2 of 8 Pages

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The Douglas Krupp 1994 Family Trust

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A)[  ]
                                                                     (B)[x ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

               OO
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION
                  Massachusetts

             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  622,042
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                         --
             9                   SOLE DISPOSITIVE POWER

                                        622,042

           10                    SHARED DISPOSITIVE POWER

                                         --

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  622,042
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                     [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.8%
14           TYPE OF REPORTING PERSON

                                      SCHEDULE 13D

CUSIP NO. 411614-10 0                                         Page 3  of 8 Pages

ITEM 1.  SECURITY AND ISSUER.

          This Schedule relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Harborside Healthcare Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 470 Atlantic Avenue, Boston, Massachusetts 02210.



ITEM 2.  IDENTITY AND BACKGROUND.

          The names and addresses of the persons filing this Schedule are as follows:

1. The Douglas Krupp 1994 Family Trust ("DKFT" or the "Reporting Party") is a Massachusetts trust that was established for the benefit of certain of Douglas Krupp's immediate family members. The address of DKFT is c/o Lawrence I. Silverstein, Bingham, Dana & Gould, 150 Federal Street, Boston, Massachusetts 02210. The trustees of the trust are as follows:

     (a) Lawrence I. Silverstein, a United States citizen and an attorney at law, whose business address is Bingham, Dana & Gould, 150 Federal Street, Boston, Massachusetts 02210.

     (b) M. Gordon Ehrlich, a United States Citizen and an attorney at law, whose business address is Bingham, Dana & Gould, 150 Federal Street, Boston, Massachusetts 02210.

     (c) Paul Krupp, a United States citizen, whose principal occupation is in real estate, and whose business address is Eastern Property Associates, 129 South Street, Boston, Massachusetts 02111.

          Neither the Reporting Party nor the individuals mentioned above have, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Company's operations have historically been conducted by various corporations and limited partnerships controlled by The Berkshire Companies, L.P. ("BCLP"), certain of its direct and indirect subsidiaries and affiliates, trusts for the

                                   SCHEDULE 13D

CUSIP NO. 411614-10 0                                     Page 4 of 8 Pages


benefit of the families of George and
Douglas Krupp and certain individuals (collectively, the "Contributors"). On May 15, 1996, the Company entered into a reorganization agreement (the "Reorganization Agreement") with the Contributors (a copy of the Reorganization Agreement is included as an exhibit to the Company's Registration Statement on Form S-1 (no. 333-3096), dated as of June 11, 1996 and filed with the Securities and Exchange Commission (the "Registration Statement"), which is incorporated herein by reference).

          Pursuant to the Reorganization Agreement, the Contributors contributed their equity interests in such entities to the Company in exchange for, or received in connection with mergers of such entities with wholly-owned subsidiaries of the Company, 4,400,000 shares of Common Stock of the Company, par value $0.01 per share, immediately prior to the completion of the Company's initial public offering. The shares of Common Stock of the Company reported on herein were received pursuant to the Reorganization Agreement.



ITEM 4.  PURPOSE OF THE TRANSACTION.

          The purpose of the transaction is to establish the Company as a holding company, whereby it will conduct all of its business through its wholly-owned subsidiary corporations and limited partnerships.

          The Reporting Party has no intention, plan or proposal with respect to:


          1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board;

          5. Any material change in the present capitalization or dividend policy of the issuer;

          6. Any other material change in the issuer's business or corporate structure;

                                   SCHEDULE 13D

CUSIP NO. 411614-10 0                                          Page 5 of 8 Pages

          7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          10.  Any action similar to any of those enumerated above.

          The Reporting Party, however, may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate other plans or proposals regarding the Company or its securities, to the extent deemed advisable by such Reporting Party in light of its general investment policies, market conditions or other factors.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          To the best of the Reporting Party knowledge based on the information contained in the Company's Registration Statement, the aggregate number of shares of Common Stock of the Company outstanding as of June 14, 1996 is 8,000,000 shares.


          As of the close of business on June 14, 1996:

NAME OF REPORTING PARTY:

     DKFT

     (a)  Aggregate Number of Securities Owned       622,042

          Percentage                                    7.8%

     (b)  1.   Sole power to vote or to direct
               the vote                              622,042

          2.   Shared power to vote or to direct
               the vote                                 --

                                   SCHEDULE 13D

CUSIP NO. 411614-10 0                                          Page 6 of 8 Pages

          3.   Sole power to dispose or to direct
               the disposition                       622,042

          4.   Shared power to dispose of or to
               direct the disposition                  --


          Simultaneously with the filing of this Schedule 13D, a separate
Schedule 13D is being filed on behalf of The Douglas Krupp 1994 Family Trust ("DKFT"). The trustees of and the number of shares held by DKFT are identical to those of GKFT.

          A separate filing for each of DKFT and GKFT is being made as the securities held by DKFT and GKFT are not the "same securities" for purposes of a joint filing pursuant to Rule 13d-1(f)(1). In addition, a separate Schedule 13D is being filed simultaneously herewith on behalf of The Berkshire Companies, L.P. and certain other persons including George Krupp and Douglas Krupp. By virtue of the terms of GKFT and DKFT, each of George Krupp and Douglas Krupp may be deemed to beneficially own the securities held by GKFT and DKFT, respectively, by reason of their power to substitute trust property. Each of George Krupp and Douglas Krupp have disclaimed beneficial ownership of the shares of Common Stock held by GKFT and DKFT, respectively. All such disclaimed shares are not shown herein as beneficially owned by George Krupp or Douglas Krupp, respectively.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


          Except for the Reorganization Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


The Reorganization Agreement is contained in the Registration Statement and is herein incorporated by reference.


         Exhibit 1      Power of Attorney

CUSIP NO. 411614-10 0                                          Page 7 of 8 Pages
                                  SCHEDULE 13D

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 1996

                         THE DOUGLAS KRUPP 1994 FAMILY TRUST


                                           *
                            Lawrence I. Silverstein, as Trustee


                                           *
                            Paul Krupp, as Trustee


                                           *
                            M. Gordon Ehrlich, as Trustee


                           *By:/s/ Laurence Gerber
                                _____________________________
                             Name:
                             Attorney-in-fact

CUSIP NO. 411614-10 0                                         Page 8  of 8 Pages

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